2550 M Street, NW Washington, DC 20037 202-457-6000 Facsimile 202-457-6315 www.pattonboggs.com

July 3, 2012	Philip G. Feigen pfeigen@pattonboggs.com

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Mr. Duchovny:

Re:	Signature Group Holdings, Inc.

  Definitive Additional Soliciting Materials

  Filed June 27, 2012

  File No. 001-08007

On behalf of Signature Group Holdings, Inc. (the “Company” or “Signature”), this letter responds to comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced definitive additional soliciting materials filed with the Commission by the Company on June 27, 2012 (the “Signature Letter”). Please note that the Company believes each of the statements in the Signature Letter is supported by facts that have been provided to our stockholders or are readily available to the public. The Company takes seriously its responsibility to provide full and accurate information. Set forth below is the Staff’s comment in bold type followed by the Company’s response.

Definitive Additional Soliciting Materials

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for your statement that the “[w]ith the addition of NABCO we have significantly advanced our business strategy to achieve ultimate profitability.” (emphasis added).

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Mr. Daniel F. Duchovny

July 3, 2012

RESPONSE:

The success of the acquisition of North American Breaker Co., Inc. (“NABCO”) has been well documented in the Company’s periodic reports filed with the Commission and is summarized in the Signature Letter, which serve the basis for the above referenced statement.

As stated in the Signature Letter, NABCO is a highly profitable, specialty distribution business which experienced compound annual revenue growth of more than 22% from 2009 to 2011. NABCO continues to grow and produce operating profits consistent with the Company’s expectations. The Company has reduced quarterly net operating losses by 89% from June 2010 to March 2012, in large part due to the success of NABCO. As disclosed in the Company’s periodic filings, NABCO continued to produce strong operating results in the first quarter of 2012, generating net earnings of $0.7 million and Adjusted EBITDA of $2.1 million for the quarter ended March 31, 20121, on net sales of $7.8 million. The net sales in 2012 represent a 14.9% increase over the $6.8 million of net sales NABCO generated in the quarter ended March 31, 2011, as reported by NABCO prior to its acquisition by Signature.

The Company’s strategy is to redeploy its legacy assets into acquisitions of profitable companies that can leverage the benefits of the Company’s large base of net operating loss tax carryforwards. NABCO is an example of the Company’s successful implementation of this strategy. The Company’s continued reduction in losses through the success of NABCO mark a significant step in the Company’s goal of achieving ultimate profitability.

In connection with responding to the foregoing comment, the Company hereby acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact the undersigned at (202) 457-6142.

[1]	See the Company’s reconciliation of EBITDA and Adjusted EBITDA to net earnings for NABCO in Item 2 of the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2012.

Washington DC | Northern Virginia | New Jersey | New York | Dallas | Denver | Anchorage | Doha | Abu Dhabi

Mr. Daniel F. Duchovny

July 3, 2012

Thank you for your attention to this filing.

Very truly yours,

/s/ PHILIP G. FEIGEN

Philip G. Feigen, Esq.

cc:	David Brody, Signature Group Holdings, Inc.

Norman B. Antin, Patton Boggs LLP

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